UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

On Deck Capital, Inc.

(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE PER SHARE

(Title of Class of Securities)

682163 10 0

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163 10 0

1.	NAMES OF REPORTING PERSONS RRE Ventures IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,627,396 shares (2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,627,396 shares (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,627,396 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 8,627,396 shares held by RRE Ventures IV, L.P. (“RRE LP”). RRE Ventures GP IV, LLC (“RRE GP”) serves as the sole general partner of RRE LP and has sole voting and investment control over the shares owned by RRE LP and may be deemed to own beneficially the shares held by RRE LP. RRE GP owns no securities of the Issuer directly. As the managing members of RRE GP, Stuart J. Ellman (“Ellman”) and James D. Robinson IV (“Robinson IV”) share voting and dispositive power with respect to the shares held by RRE LP. Ellman and Robinson IV disclaim beneficial ownership of the securities reported herein.
(2)	This percentage set forth on the cover sheets are calculated based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 10 0

1.	NAMES OF REPORTING PERSONS RRE Ventures GP IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,627,396 shares (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,627,396 shares (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,627,396 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 8,627,396 shares held by RRE LP. RRE GP serves as the sole general partner of RRE LP and has sole voting and investment control over the shares owned by RRE LP and may be deemed to own beneficially the shares held by RRE LP. RRE GP owns no securities of the Issuer directly. As the managing members of RRE GP, Ellman and Robinson IV share voting and dispositive power with respect to the shares held by RRE LP. Ellman and Robinson IV disclaim beneficial ownership of the securities reported herein.
(2)	This percentage set forth on the cover sheets are calculated based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 10 0

1.	NAMES OF REPORTING PERSONS Stuart J. Ellman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 8,627,396 shares (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 8,627,396 shares (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,627,396 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 8,627,396 shares held by RRE LP. RRE GP serves as the sole general partner of RRE LP and has sole voting and investment control over the shares owned by RRE LP and may be deemed to own beneficially the shares held by RRE LP. RRE GP owns no securities of the Issuer directly. As the managing members of RRE GP, Ellman and Robinson IV share voting and dispositive power with respect to the shares held by RRE LP. Ellman and Robinson IV disclaim beneficial ownership of the securities reported herein.
(2)	This percentage set forth on the cover sheets are calculated based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 10 0

1.	NAMES OF REPORTING PERSONS James D. Robinson IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 8,627,396 shares (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 8,627,396 shares (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,627,396 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 8,627,396 shares held by RRE LP. RRE GP serves as the sole general partner of RRE LP and has sole voting and investment control over the shares owned by RRE LP and may be deemed to own beneficially the shares held by RRE LP. RRE GP owns no securities of the Issuer directly. As the managing members of RRE GP, Ellman and Robinson IV share voting and dispositive power with respect to the shares held by RRE LP. Ellman and Robinson IV disclaim beneficial ownership of the securities reported herein.
(2)	This percentage set forth on the cover sheets are calculated based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 10 0

Item 1.	Issuer

(a)	Name of Issuer:

On Deck Capital, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1400 Broadway, 25th Floor

New York, New York 10018

Item 2.	Filing Person

(a)	Name of Reporting Persons Filing:

1.	RRE Ventures IV, L.P. (“RRE LP”)

2.	RRE Ventures GP IV, LLC (“RRE GP”)

3.	Stuart J. Ellman (“Ellman”)

4.	James D. Robinson IV (“Robinson IV”)

(b)	Address of the Principal Business Office:

c/o RRE Ventures

130 East 59th Street, 17th Floor

New York, New York 10022

(c)	Citizenship:

RRE LP	Delaware
RRE GP	Delaware
Ellman	United States of America
Robinson IV	United States of America

(d)	Title of Class of Securities:

Common stock

(e)	CUSIP Number:

682163 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 682163 10 0

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014:

Reporting Persons	Shares held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
RRE LP	8,627,396	8,627,396	-0-	8,627,396	-0-	8,627,396	12.8%
RRE GP (2)	-0-	8,627,396	-0-	8,627,396	-0-	8,627,396	12.8%
Ellman (2)	-0-	-0-	8,627,396	-0-	8,627,396	-0-	0%
Robinson IV (2)	-0-	-0-	8,627,396	-0-	8,627,396	-0-	0%

(1)	Represents the number of shares of Common Stock held by RRE LP.
(2)	RRE GP serves as the sole general partner of RRE LP and has sole voting and investment control over the shares owned by RRE LP and may be deemed to own beneficially the shares held by RRE LP. RRE GP owns no securities of the Issuer directly. As the managing members of RRE GP, Ellman and Robinson IV share voting and dispositive power with respect to the shares held by RRE LP. Ellman and Robinson IV disclaim beneficial ownership of the securities reported herein.
(3)	This percentage is based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

RRE VENTURES IV, L.P.

By:	RRE Ventures GP IV, LLC, its general partner

By:	/s/ William D. Porteous
Name: William D. Porteous
Title: General Partner and Chief Operating Officer

RRE VENTURES GP IV, LLC

By:	/s/ William D. Porteous
Name: William D. Porteous
Title: General Partner and Chief Operating Officer

By:	/s/ Stuart J. Ellman
Name: Stuart J. Ellman

By:	/s/ James D. Robinson IV
Name: James D. Robinson IV

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2015

RRE VENTURES IV, L.P.

By:	RRE Ventures GP IV, LLC, its general partner

By:	/s/ William D. Porteous
Name: William D. Porteous
Title: General Partner and Chief Operating Officer

RRE VENTURES GP IV, LLC

By:	/s/ William D. Porteous
Name: William D. Porteous
Title: General Partner and Chief Operating Officer

By:	/s/ Stuart J. Ellman
Name: Stuart J. Ellman

By:	/s/ James D. Robinson IV
Name: James D. Robinson IV